

July 30, 2014

Via U.S. Mail
Mr. Nathan Halsey
President, Chief Executive Officer and Secretary
Bonamour, Inc.
2301 Cedar Springs Road, Suite 450
Dallas, TX 75201

      Re: **Bonamour, Inc.**
               Form 10-K
               Filed March 31, 2014
               File No. 0-53186

Dear Mr. Halsey:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Business, page 2

1. In the first paragraph of page 3 you state that you "have been developing [the] Bonamour-branded skincare products" and that BAI has the exclusive right to sell Bonamour-branded products throughout Asia. However, you also disclose that your current Rejuvenating Trio of products was developed by BAI and that the "intellectual property rights in the ingredients, materials, technology and processes used to manufacture [y]our products are generally owned or controlled by [y]our suppliers." Given the inconsistencies in your disclosures, it is unclear what rights, if any, you have with respect to the products described in your disclosure or whether you have any actual operations at this time. Since BAI is developing the products as well as marketing and selling them, please explain to us what services you provided to your sole customer and

controlling shareholder, for which BAI paid you the sales deposit discussed in Note 4 to the financial statements (page F-9). We may have additional comments following the review of your response.

2. You indicate on the cover page of the Form 10-K that you are not a shell company. However, given the nominal size of your assets which are comprised mostly of cash and the fact that you appear to have nominal operations (as indicated in the comment above), you may be a shell company as such term is defined in Exchange Act Rule 12b-2. Please provide us with you analysis as to why you do not fit within the definition of a shell company, or otherwise amend the Form 10-K to reflect your shell company status.

Overview of Business, page 2

3. In the last paragraph of your disclosure you state that you do not currently have a corporate website. However, we were able to locate http://bonamour.com/, which lists under the "Skincare Products" tab the same products listed under the "Beauty Products" section of the annual report. In addition, we note that the website identifies Eric Tippetts, Jeff Jacobson, and Desmond Choong as members of the management "Team" and as the original members of the "Bonamour Fortune Club." Please explain to us the discrepancies between your disclosures and this website. In this regard, we also note your page 7 disclosure stating that you have no employees.

Product Research, Design and Development, page 5

4. Please disclose the product formulator as well as indicate the number of product manufacturers you engage for the manufacturing of your products. To the extent you rely on a certain manufacturer, please disclose the name of the manufacturer in the filing. Please ensure that when you address this comment, you also take into consideration disclosure in the third paragraph stating that your current products "were developed by BAI" which suggests that BAI handles the arrangements for the manufacturing of the products.

Sourcing, Manufacturing and Quality Assurance, page 5

5. Please disclose what type of "arrangements" you have made with Cosmetic Laboratories and whether you have entered into a written agreement regarding the services you expect Cosmetic Laboratories to render. Also, please indicate the timeframe when Cosmetic Laboratories will start producing and packaging the Bonamour-branded products.

Management's Discussion and Analysis of Financial Condition and results of operations, page 9

Results of Operations, page 12

6. We note your disclosure on page 4 that the 2011 order from BAI represents the only order for products since the Bonamour Acquisition and that this order was fulfilled in 2012. However, your disclosure on page 12 indicates that in 2013 you received $202,765 in revenue from sales to BAI. Please revise your disclosure to explain the inconsistencies.

Compliance with Section 16(a) of the Exchange Act, page 16

7. We note disclosure at the end of the last paragraph that you have requested Bon Amour International, LLC to file one or more late Form 4's. Since the company and Bon Amour International, LLC are both controlled by Mr. Halsey, the company should be aware of all stock transfers made by the LLC and control the timing of when Form 4s are filed. Please advise as to the intended meaning of your disclosure, or otherwise, disclose why the Form 4s were not filed timely and when they are expected to be filed.

Report of Independent Registered Public Accounting Firm, page F-1

8. Since we note that 100% of your sales are to an entity owned by Mr. Halsey, who also owns the Company, it appears that the audit report should include a related party emphasis of matter paragraph as described in AICPA AU-C Section 706.A2. Please revise or advise.

Financial Statements

9. Since we note Mr. Halsey apparently owns and controls both the Registrant and your sole customer (BAI), it appears that your sales transactions are essentially intercompany transfers of assets and that there does not appear to be an objective basis to recognize gains on these transactions. In this regard it appears that Mr. Halsey is essentially selling products to himself and that the purchase price recognized as revenue may not be appropriate. It appears that these transactions should be recognized at carry-over basis instead of as gain-generating transactions. Refer to ASC 805-50-30-5 and AICPA AU-C Section 550.A3. Please revise or advise.

Exhibits

10. Please file the license agreement with BAI discussed on page 4 of the Form 10-K as an exhibit to the annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief